UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

First Century Bancorp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31943P109

(CUSIP Number)

June 18, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31943P109

1.	Names of Reporting Persons: Homestead Investments, LLC

2.	Check the Appropriate Box if a Member of a Group * *Joint Filing pursuant to Rule 13d-l(k)(1)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: State of Georgia

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power:

	6.	Shared Voting Power: 1,174,861 (1)

	7.	Sole Dispositive Power:

	8.	Shared Dispositive Power: 1,174,861 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,174,861 (1)

10.	Check if Aggregate Amount in Row 9 Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row 9. 13.6% (1)

12.	Type of Reporting Person: OO

(1)	The shares are owned directly by Homestead Investments, LLC. William Bagwell, Jr. is the Manager of Homestead Investments, LLC.

CUSIP No. 31943P109

1.	Names of Reporting Persons: William Bagwell, Jr.

2.	Check the Appropriate Box if a Member of a Group* *Joint Filing pursuant to Rule 13d-l(k)(1)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: State of Georgia

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 77,820

	6.	Shared Voting Power: 1,174,861 (1)

	7.	Sole Dispositive Power: 77,820

	8.	Shared Dispositive Power: 1,174,861 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,252,681

10.	Check if Aggregate Amount in Row 9 Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row 9. 14.5%

12.	Type of Reporting Person: IN

(1)           The shares are owned directly by Homestead Investments, LLC.  William Bagwell, Jr. is the Manager of Homestead Investments, LLC.

CUSIP No. 31943P109

Item 1(a) Name of Issuer:

First Century Bancorp.

Item 1(b) Address of Issuer’s principal executive offices:

First Century Bancorp.

807 Dorsey Street

Gainesville, Georgia 30501

Item 2(a) Name of persons filing:

This statement is being filed by Homestead Investments, LLC and William Bagwell, Jr.  Mr. Bagwell controls Homestead Investments by virtue of being its Manager.

Item 2(b) Address or principal business office, or, if none, residence:

Homestead Investments, LLC

451 E. E. Butler Parkway

Gainesville, GA 30501

William Bagwell, Jr.

451 E. E. Butler Parkway

Gainesville, GA 30501

Item 2(c) Place of Organization

State of Georgia for both Homestead Investments, LLC and William Bagwell, Jr.

Item 2(d) Title of class of securities:

Common Stock

Item 2(e) CUSIP No.

31943P109

Item 3.

Not Applicable.

CUSIP No. 31943P109

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For Homestead Investments, LLC

a. Amount beneficially owned:	1,174,861 (1)
b. Percent of class:	13.6% (1)
c. Number of shares as to which such person has:
i. Sole power to vote or to direct the vote:
ii. Shared power to vote or to direct the vote:	1,174,861 (1)
iii. Sole power to dispose or to direct the disposition of:
iv. Shared power to dispose or to direct the disposition of:	1,174,861 (1)

(1)                                    The shares are owned directly by Homestead Investments, LLC.  William Bagwell, Jr. is the Manager of Homestead Investments, LLC.

For William Bagwell, Jr.

a. Amount beneficially owned:	1,252,681
b. Percent of class:	14.5%
c. Number of shares as to which such person has:
i. Sole power to vote or to direct the vote:	77,820
ii. Shared power to vote or to direct the vote:	1,174,861 (1)
iii. Sole power to dispose or to direct the disposition of:	77,820
iv. Shared power to dispose or to direct the disposition of:	1,174,861 (1)

(1)                                    The shares are owned directly by Homestead Investments, LLC.  William Bagwell, Jr. is the Manager of Homestead Investments, LLC.

Item 5.

Not Applicable.

Item 6.

Not Applicable.

Item 7.

Not applicable

Item 8.

Not Applicable.

Item 9.

Not Applicable.

CUSIP No. 31943P109

Item 10. Certification pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures on next page

CUSIP No. 31943P109

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2010	Homestead Investments, LLC

	By:	/s/ William Bagwell, Jr.
William Bagwell, Jr.
Manager

/s/ William Bagwell, Jr.
William Bagwell, Jr.

CUSIP No. 31943P109

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.”  The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: July 29, 2010	Homestead Investments, LLC

	By:	/s/ William Bagwell, Jr.
William Bagwell, Jr.
Manager

/s/ William Bagwell, Jr.
William Bagwell, Jr.